ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 26, 2023	Ali R. Olia
T +1 617 951 7204
Ali.Olia@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eaton Vance Floating-Rate Opportunities Fund (the “Fund”) (File Nos. 333-270521 and 811-23855)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund.

This Amendment is being filed for the purposes of responding to comments from the staff of the Securities and Exchange Commission, completing open information and making certain updates and revisions to the Registration Statement. Additional information regarding the Fund, as well as the remaining exhibits to the Registration Statement, will be filed by amendment.

No registration fees are required in connection with this filing. Please direct any questions or comments regarding this filing to me at (617) 951-7204. Thank you for your attention in this matter.

Very truly yours,

/s/ Ali R. Olia
Ali R. Olia

cc:	Deidre Walsh, Esq.

Francesca Mead, Esq.

Sarah Clinton, Esq.

Andrew Wilkins, Esq.